

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

December 7, 2015

Via E-mail
Chris Diorio, Ph. D.
Chief Executive Officer
Impinj, Inc.
400 Fairview Avenue North, Suite 1200
Seattle, WA 98109

Re: Impinj, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Response dated November 24, 2015
CIK No. 0001114995

Dear Mr. Diorio:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Other Industries, page 4

1.   Please revise this section to clarify, as you did in your response to prior comment 2, that the identified end-users use your products.

We may face claims of intellectual property infringement …, page 23

2.   We note your response to prior comment 3; however, it remains unclear to us how the license agreement is not material to your business. In this regard, we note your statement in your response that you entered into the agreement to remove an impediment to end-user adoption of your technology. We also note the last sentence of the first paragraph on page 66 of your prospectus regarding the negative impact on your results of operations as

a result of the patent litigation involving Round Rock Research. Furthermore, please expand your response to address the fact that your customers are required to purchase from you a license under Round Rock's patents if they are to use your product in retail in the U.S., as stated on your website.

You may contact Li Xiao at (202) 551-4391 or Brian Cascio, Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Soares at (202) 551-3580 or me at (202) 551-3528 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Michael Nordtvedt, Esq.
Wilson Sonsini Goodrich & Rosati, P.C.